FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 2, 2018

Mr.

Eric Parrado Herrera

Superintendent of Banks and Financial Institutions

Present

Ref: Material Event – Board of Directors Agreement, Dividend Proposal

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in extraordinary session today, the Board of Banco Santander - Chile agreed to summon the Ordinary Shareholders Meeting on April 24, 2018. Among the items to be submitted for shareholder vote will be the annual dividend proposal of $2.24791611 per share, corresponding to 75% of 2017 net income attributable to shareholders.

The remaining 25% of the net income attributable to shareholders will be held to increase the Bank’s reserves.

The summons to the Ordinary Shareholders Meeting was agreed in the Board’s ordinary session on March 27, 2018.

Sincerely,

Miguel Mata Huerta

CHIEF EXECUTIVE OFFICER

C.c. Comisión para el Mercado Financiero

Bolsa de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 2, 2018